Exhibit (a)(5)(G)

News Release

Astex Pharmaceuticals Announces Expiration of HSR Waiting Period for Pending Transaction

DUBLIN, California, October 7, 2013 —Astex Pharmaceuticals, Inc. (NASDAQ: ASTX; “Astex”), announced today that the waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the previously announced acquisition of Astex by Otsuka Pharmaceutical Co., Ltd (“Otsuka”), expired on Friday, October 4, 2013.  Expiration of the waiting period satisfies a condition to the closing of the tender offer by Otsuka for all of the outstanding shares of Astex common stock for $8.50 per share in cash, which is scheduled to expire at 12:00 AM ET on October 10, 2013, unless extended or earlier terminated.  The closing of the tender offer remains subject to other customary closing conditions, including, among others, the tender into the offer by the holders of a majority of the outstanding shares of Astex.

About Astex Pharmaceuticals

Astex Pharmaceuticals is dedicated to the discovery and development of novel small molecule therapeutics with a focus on oncology.  Astex is developing a proprietary pipeline of novel therapies and is creating de-risked products for partnership with leading pharmaceutical companies.  Astex Pharmaceuticals developed DACOGEN® (decitabine) for Injection and receives significant royalties on global sales.

For more information about Astex Pharmaceuticals, Inc., please visit http://www.astx.com.

Previously Announced Transaction

On September 5, 2013, Otsuka Pharmaceutical Co., Ltd (“Otsuka”) and Astex Pharmaceuticals, Inc. (“Astex”) announced that their respective Boards of Directors unanimously approved a transaction under which Otsuka will acquire all of the outstanding shares of Astex for $8.50 per share in cash, representing a 52% premium over the closing stock price 30 days prior to the last trading day before the meeting of the Astex Board of Directors to approve the transaction.

The agreement is the culmination of a comprehensive process the Astex Board undertook with its financial and legal advisors to determine the optimal path for Astex and to maximize stockholder value.  As part of the process, the Company’s financial advisor, Jefferies, contacted more than 30 companies on behalf of Astex to solicit and gauge their interest in pursuing a potential strategic transaction with Astex, including prominent pharmaceutical companies in Europe, the United States and Asia.

Astex’s Board reviewed the offer, the fairness opinion provided by Jefferies and discussed other alternatives available to Astex and determined the transaction is in the best interests of stockholders.

On September 13, 2013, Otsuka commenced a tender offer for all outstanding shares of common stock of Astex, which is scheduled to expire at 12:00 AM ET on October 10, 2013, unless extended or earlier terminated.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Otsuka Pharmaceutical Co., Ltd., or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Otsuka and Acquisition Sub. In addition, Astex has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov.

Participants in Solicitation

In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, Astex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Astex common stock in respect of the second step merger contemplated by the proposed transaction. Information about the directors and executive officers of Astex is set forth in the proxy statement for Astex’s 2013 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2013. In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, investors may obtain additional information regarding the interest of such participants in the proposed transaction by reading the definitive proxy statement regarding the acquisition when it becomes available.

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the expiration of and closing of the tender offer by Otsuka, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.

Contacts:

Timothy L. Enns Astex Pharmaceuticals, Inc. Senior Vice President Corporate Communications & Marketing Tel: +1 (925) 560-2810 E-mail: tim.enns@astx.com	Susanna Chau Astex Pharmaceuticals, Inc. Manager Investor Relations Tel: +1 (925) 560-2845 E-mail: susanna.chau@astx.com

Investors: Alan Roemer The Trout Group Managing Director Tel: +1 (646) 378-2945 E-mail: aroemer@troutgroup.com	Media: Tony Russo, Ph.D. Russo Partners, LLC Chairman and CEO Tel: +1 (212) 845 4251 Email: tony.russo@russopartnersllc.com